EXHIBIT 5.1

January 12, 2007

Teton Energy Corporation

410 17th Street

Denver, CO 80202

Gentlemen:

We have acted as counsel to Teton Energy Corporation, a Delaware corporation (the “Company”), in connection with the filing of a registration statement (the “Registration Statement”) on Form S-8 under the Securities Act of 1933, as amended (the “Act”), covering the registration of up to 500,000 shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), available for grant under the Company’s 2005 Long-Term Incentive Plan (the “Plan Shares”).

We have examined the originals, or copies certified or otherwise identified to our satisfaction, of such documents and corporate and public records as we deem necessary as a basis for the opinion hereafter expressed. With respect to such examination, we have assumed the genuineness of all signatures appearing on all documents presented to us as originals, and the conformity to the originals of all documents presented to us as conformed or reproduced copies. Where factual matters relevant to such opinion were not independently established, we have relied upon certificates of executive officers and responsible employees and agents of the Company.

Based on the foregoing, it is our opinion that the Plan Shares, when sold, paid for and issued as contemplated by the 2005 Long-Term Incentive Plan, will be duly and validly issued and fully paid and nonassessable.

This opinion opines upon Delaware law including the Delaware constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby concede that we come within the categories of persons whose consent is required by the Act or the general rules and regulations promulgated thereunder.

Very truly yours,

/s/ Gersten Savage LLP

Gersten Savage LLP